SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS
COMPANHIA ABERTA CGC N’ 00001 18010001-26

ANNOUNCEMENT TO SHAREHOLDERS

We hereby inform the shareholders that Eletrobrás’ Board of Directors, in a meeting held March 27th, 2009, approved the Financial Statements and shareholders remuneration related to the year ended December 31, 2008, The company will submit to voting in the Ordinary Stockholders Meeting, the payment of such remuneration as interest on own capital in a total amount of R$ 1,715,254,450.53. Individuals and corporate entities, who are shareholders of Eletrobrás on the working day following the Ordinary Stockholders Meeting on May 04, 2009, are entitled to such remuneration. The Ordinary Stockholders Meeting will also establish the date of its payment.

The credited values will be considered, according to the legislation in force, imputed to the mandatory minimum dividend, as follows:

TYPE OF SHARES	GROSS VALUE ON 12.31.2008 (R$)
Common	1.48488373396
Preferred “A”	2.17404437469
Preferred “B”	1.63053328065

In accordance with the law, 15% (fifteen per cent) of income tax will be retained over the payment.

In accordance with Eletrobrás’ by-laws, the Selic interest rate will be applied to the mentioned remuneration from December 31st 2008, until the effective payment date. Income tax will be levied over the remuneration’s interest, according to current legislation.

The retention of income tax in relation to interest on capital and remuneration of Selic interest rate will be charged to all shareholders, except for those who prove their condition of exemption, by sending to Eletrobrás the “Termo de Declaração e Compromisso”, which is available at http://www.eletrobras.com.br/elb/ri, signed by the legal representatives and duly notarized, Enactment Form or Assembly Notes.

Brasília, March 30th, 2009.

Astrogildo Fraguglia Quental
Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.